TO: SECURITIES EXCHANGE COMMISSION

082-00034

ASX/Media Release

RECEIVED 2007 JUN 29 A 4:49 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Santos

07024817

Media enquiries
Kathryn Mitchell
+61 8 8116 5260 / +6
kathryn.mitchell@sa

Investor enquiries
Andrew Seaton
+61 8 8116 5157 / +61 (0) 410 431 004
andrew.seaton@santos.com

29 June 2007

SUPPL

Market Price for Santos' off-market buy-back

The Market Price for Santos' off-market share buy-back (as defined in the Buy-Back booklet) is $14.1349. On this basis, the tender discounts are equivalent to the following tender prices (rounded to the nearest cent):

Tender discount	Tender price
14%	$12.16
13%	$12.30
12%	$12.44
11%	$12.58
10%	$12.72
9%	$12.86
8%	$13.00

PROCESSED
JUL 03 2007
THOMSON FINANCIAL

The results of the buy-back, including the buy-back price and any scale back, will be posted and available to be viewed on Santos' website (www.santos.com) and lodged with the ASX on Saturday, 30 June 2007.

Shareholder enquiries in relation to the buy-back may be directed to Santos' dedicated enquiry line on 1300 366 075 within Australia or +613 9415 4612 from outside Australia.

Important notice

Not for distribution or release in or into the United States or Canada

This press release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it or the fact of its distribution be relied on in connection with any contract thereof. No indications of interest in the buy-back are sought by this press release.

dw 7/2

Shareholders who are (or nominees who hold Santos Limited shares on behalf of or for the account of persons who are) in the United States or US persons, (within the meaning of Regulation S under the United States Securities Act of 1933), residents of Canada or who are otherwise excluded foreign persons will not be eligible to participate in the off-market buy-back described in this press release. ADRs and restricted employee shares may not be tendered into the buy-back. Buy-back documents, including the booklet describing the terms of the buy-back and tender forms, when issued, will not to be distributed or sent into the United States or Canada.

Forward looking statements

This press release contains forward looking statements, including statements regarding the implementation of the off market buy-back and its effects on our business and securities. The results and effects of the off-market buy-back may differ materially from those expressed in, or implied by, these forward looking statements. Factors that could cause or contribute to such differences include the number of shares bought back, the buy-back price and the general trading and economic conditions affecting our business. We do not undertake any obligation to revise these forward looking statements to reflect any future events or circumstances.

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8116 5000 Facsimile: +61 8 8116 5131
www.santos.com

TO: SECURITIES EXCHANGE COMMISSION

RECEIVED

2007 JUN 29 A 4:49

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Santos

Santos Ltd
A.B.N. 80 007 550 923
Ground Floor
Santos Centre
60 Flinders Street
Adelaide SA 5000
GPO Box 2455
Adelaide SA 5001

Telephone: 08 8116 5000
Facsimile: 08 8116 5623

To: Company Announcements Office
ASX Ltd

From: Company Secretary

Date: 27 June 2007

Subject: **UBS Conference Presentation**

Please find attached a copy of the presentation given at the UBS Australian Energy & Utilities Conference by Mr John Ellice-Flint, Santos' Managing Director and Chief Executive Officer, in Sydney today.

James Baulderstone
Company Secretary



Value in the Energy Sector

John Ellice-Flint
Managing Director and Chief Executive Officer

UBS Resources Conference
Sydney, 27 June 2007

Santos

Value in the Energy Sector

Santos delivers

from a

strong business position

and is

relatively undervalued

Santos


Santos Delivers on Growth
Production
61.0 mmboe 9%
Sales Revenue
$2,769m 12%
EBITDAX
$2,144m 17%
mmboe
A$m
A$m
2004 2005 2006
NPAT
Underlying A$683m 7%
Reported A$643m 16%
Production Costs/bbl
A$6.41/bbl 3%
2P Reserves
819 mmboe 6%
A$m
A$/bbl
mmboe
Santos


Santos Delivers on Projects & Acquisitions
Amazing what you can do when your people dig deep. The Mutineer-Exeter oil fields – the first offshore oil project run by Santos – started operation several months ahead of schedule and 10% under budget.
Source: Oil & Gas Australia, in reference to Mutineer Exeter Project
UNDER THE SEA. UNDER THE PUMP. AND UNDER THE RECORD
Source: Oil and Gas Journal, in reference to Casino Project
SUPPLYING COAL SEAM GAS IS NO LONGER A PIPE DREAM.
Source: Oil and Gas Australia, in reference to Fairview acquisition
Santos


Extensive Asian Footprint
Kyrgyzstan 27,100 km²
India 16,500 km²
Vietnam 11,300 km²
Indonesia 37,600 km²
PNG 1,600 km²
Legend
Exploration
Production
Timor Bonaparte 30,000 km²
Onshore Australia 73,200 km²
Western Australia 24,200 km²
Total (Gross): 254,000 km²
Total (Net): 132,000 km²
Southern Australia 32,000 km²
Santos


Five Distinct Growth Businesses
Asian Growth
LNG
Legend
Exploration
Production
Western Australian Oil & Gas
East Australian Gas
Cooper Basin Oil
Santos

Eastern Australian Gas

Largest producer of domestic natural gas in Australia


25%
20%
15%
10%
5%
0%
Santos
BHP Billiton
ExxonMobil
Woodside
Apache
Apache
BP
Chevron
Beach
Shell

Source: EnergyQuest EnergyQuarterly Report May 2007

Significant value driver – Santos well positioned to benefit from price *and* volume growth

Santos

EA Gas – Industry Paradigm Shift

Multiple factors aligning to drive higher prices *and* volumes

Contract Pricing Dynamics

Spot Gas Prices Surge

Electricity Pool Price Inflation

Decarbonisation and Water

Western Australian Experience

Regional Gas Pricing Arbitrage

Santos

Regional Gas Pricing Arbitrage

Indicative regional wholesale prices


China
~US$4/mmbtu
Japan
~US$8/mmbtu
India
~US$4.50+/mmbtu
Korea
~US$9/mmbtu
Singapore
~US$8/mmbtu
Thailand
~US$8/mmbtu
Western Australia
~US$5/mmbtu
New Zealand
~US$4.50/mmbtu
Eastern Australia
~US$3/mmbtu

Source: Santos research, industry reports

Eastern Australia gas prices are a regional (and global) anomaly

Santos

Western Australian Experience


Western Australia Gas Pricing Trend
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
-
Gas Price
1995
1997
1999
2001
2003
2005
2007
2009
Year of Gas Sales Agreement

Step change in domestic gas prices realised notwithstanding huge reserves base

Santos

Decarbonisation and Water

Emission Intensity



Existing Black (Wet)
Existing Brown (Wet)
New Coal (Wet)
New Coal (Dry)
Nuclear
Gas Fired (dry)

CO2 emissions contribute to greenhouse effect



Water Consumption



Existing Black (Wet)
Existing Brown (Wet)
New Coal (Wet)
New Coal (Dry)
Nuclear
Gas Fired (dry)

Water intensive coal fired power generation



Source: SKM, March 2007

Santos

Decarbonisation and Water

Gas emerges as a natural choice to lower emissions

The Age 18/6/2007

Gas a natural transition to low carbon

Australian 18/6/2007

Carbon trade will be huge

Australian 13/6/2007

CARBON TANK FOR OUTBACK

Santos's greenhouse gas scheme

The Advertiser 15/6/2007

Growing preference for 'clean gas' as energy substitute across sectors, also carbon sequestration opportunities

Santos

Decarbonisation and Water

Current EA generation mix: 80+% coal; circa 6% gas



Generation Expansion and corresponding Growth in Gas Demand
Existing Generation
Incremental Peaking
Incremental Baseload
Increased Capacity Requirement (MW)
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Increased Gas Demand (PJ)
350
300
250
200
150
100
50
0
2006/07
2007/08
2008/09
2009/10
2010/11
2011/12
2012/13
2013/14
2014/15
2015/16
OCGT
CCGT
Coal (displaced by CCGT)
Gas Demand (PJ)

Source: NEMMCO 2006 Statement of Opportunities, Santos

Carbon constraints could point to ~ 300 PJ pa new gas demand by 2015/16

Santos

Electricity Pool Price Inflation

Electricity prices have moved significantly higher...



$/MWh
Traded Futures Prices - Avg of NSW, Qld & Vic
90
80
70
60
50
40
30
02-Oct-06
02-Nov-06
02-Dec-06
02-Jan-07
02-Feb-07
02-Mar-07
02-Apr-07
02-May-07
02-Jun-07
2007
2008
2009
H207

...with gas fired peaking plant generating like base-load

Electricity spot and futures contracts signal firm upside for gas price in power generation

Santos

Spot Gas Prices Surge

Unprecedented gas spot prices

- Recent market tightening
  - Coal and hydro generation constrained
  - Cold start to winter
  - Vic storage volumes down
  - Delays in new supply
- Spot gas price >$25/GJ across EA
  - Dandenong storage spot sales of $400/GJ to Victoria
- Gas prices remain well below power prices



Ex-Moomba spot prices >$35/GJ
Eastern Qld spot prices >$25/GJ
Moomba
Brisbane
NSW
Sydney
Adelaide
Melbourne
Victoria spot prices >$34/GJ

Santos

EA Gas Contract Dynamics

Contract structures are reflecting market changes

- Contracts moving to shorter terms
- CPI escalation plus price re-openers
  - Enables reset to market rates every 2 to 3 years
- Upward pricing pressure
  - 2007 arbitrated price reviews increased prices
- Recent 3 year contract in Queensland at >$4.20/ GJ
- Generators and retailers seeking equity gas positions

Industry evidence confirms that prices are moving higher

Santos

EA Gas – Supply and Demand

Significant, growing uncontracted reserves position


PJ/annum
1,400
1,200
1,000
800
600
400
200
0
Total Market Demand*
Total Contracted Market
Santos Uncontracted 1P, 2P and 3P
Santos Contracted Share
2006
2008
2010
2012
2014
2016
2018
2020
2022
2024

Minimal value attributed in Santos market value for rising gas prices and uncontracted reserves

Santos

Cooper Basin Oil

High value exploitation opportunity

- 700+ mmboe oil in place
- Unique competitive position
  - Technology
  - Automated rigs
  - Infrastructure
  - Acreage
- Positive results to date
  - Although rain has impacted on 1H 2007 production
- Attractive fiscal regime
- Premium light sweet crude



Santos

LNG Projects

Multiple opportunities in supply constrained market

- Darwin LNG expansion
  - 40% of Caldita/ Barossa
- PNG LNG
  - 25% of Hides gas/ cond field
- Browse acreage
  - Adjacent to Ichthys
- Kutei appraisal
  - Hui Aman gas/cond discovery



Santos

Asian Growth

Significant acreage position and opportunity set

Vietnam	Indonesia	India
Two oil discoveries, with follow on opportunities	Core business positioned for growth	High potential region
• Blackbird and Dua oil discoveries - development planning underway • Swan gas field development potential • Northern block secured • Emerging market with sound energy fundamentals	• Oyong Q3 2007 start-up • Wortel gas discovery - Development planning underway • Jeruk development studies ongoing • Kutei Basin - Drilling subject to deep water rig availability	• Attractive frontier basin • A$90m work program - 1 exploration well - 2D and 3D seismic • Emerging market with sound energy fundamentals

Santos

Relative Value – Production Multiple

EV/BOE of Production



US$m / kBoe/d
1600
1400
1200
1000
800
600
400
200
0
Average 290.3
Santos 54.4
Heritage
Hardy
Soco Inter
AWE
Tanganyika
Beach
Cairn
Niko
Roc Oil
Emerald
DNO ASA
Woodside
Gulfsands
Burren
Lundin
Tullow
Premier
Oil Search
Husky
Salamander
Addax
Dana
Mosaic
Santos
Transglobe
Tap Oil
Indago
Arc

Source: Bloomberg, Santos research as at 20 June 2007

Santos

Relative Value – Reserves Multiple

EV/BOE of 2P Reserves



US$ / BOE 2P Reserves
100
75
50
25
0
Average 36.0
Santos 11.1
Hardy
Gulfsands
Calvalley
Burren
Cairn
Husky
Oil Search
Roc Oil
Soco Inter
Beach
Tullow
Addax
Transglobe
Emerald
Niko
DNO ASA
Premier
AWE
Tap Oil
Lundin
Woodside
Dana
Heritage
Santos
Salamander
Mosaic
Indago
Tanganyika
Arc

Source: Bloomberg, Santos research as at 20 June 2007

Santos

Relative Value – Resource Multiple

EV/BOE of Contingent Resources



US$ / Boe Contingent Resources
70
60
50
40
30
20
10
0
Average 20.4
Santos 4.0
Burren
Anzon
Serica
Beach
DNO ASA
Tullow
Premier
Addax
Husky
Heritage
Dana
Niko
Woodside
Cairn
Transglobe
Salamander
Oil Search
Candro
Granby

Source: Bloomberg, Santos research as at 20 June 2007

Santos

Relative Value – Resources Held

Contingent Resources



Mmboe
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Woodside
Husky
Oil Search
Cairn
Granby
Niko
Tullow
Addax
Candro
Premier
Dana
Salamander
Heritage
DNO ASA
Burren
Beach
Transglobe
Anzon
Serica

Source: Bloomberg, Santos research as at 20 June 2007

Santos

Value in the Energy Sector

Santos delivers

from a

strong business position

and is

relatively undervalued

Santos

Disclaimer and Important Notice

This presentation contains forward looking statements that are subject to risk factors associated with the oil and gas industry. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets conditions in various countries, approvals and cost estimates.

All references to dollars, cents or $ in this document are to Australian currency, unless otherwise stated.

Santos


Santos

and, in particular, the various types of risk associated with the asset or liability. However, the limitations inherent to the measurement models developed and the possible inaccuracies of the assumptions required by these models may signify that the fair value of an asset or liability thus estimated does not coincide exactly with the price for which the asset or liability could be purchased or sold on the date of its measurement.

Derivatives and other futures transactions

These instruments include unmatured foreign currency purchase and sale transactions, unmatured securities purchase and sale transactions, futures transactions relating to securities, exchange rates or interest rates, forward interest rate agreements, options relating to exchange rates, securities or interest rates and various types of financial swaps.

All derivatives are recognized in the balance sheet at fair value from the date of arrangement. If the fair value of a derivative is positive, it is recorded as an asset and if it is negative, it is recorded as a liability. Unless there is evidence to the contrary, it is understood that on the date of arrangement the fair value of the derivatives is equal to the transaction price. Changes in the fair value of derivatives after the date of arrangement are recognized with a balancing entry under the heading Gains or Losses on Financial Assets and Liabilities in the consolidated income statement. Specifically, the fair value of the standard financial derivatives included in the held for trading portfolios is equal to their daily quoted price, If, under exceptional circumstances, their quoted price cannot be established on a given date, these derivatives are measured using methods similar to those used to measure over-the-counter (**"OTC"**) derivatives.

The fair value of OTC derivatives is equal to the sum of the future cash flows arising from the instrument, discounted at the measurement date ("present value" or "theoretical close"); these derivatives are measured using methods recognized by the financial markets, including the net present value (**"NPV"**) method and option price calculation models.

Financial derivatives that have as their underlying equity instruments, whose fair value cannot be determined in a sufficiently objective manner and are settled by delivery of those instruments, are measured at cost.

Goodwill in consolidation

The positive differences between the cost of business combinations and the acquired percentage of the net fair value of the assets, liabilities and contingent liabilities of the acquirees are recorded as goodwill on the asset side of the balance sheet. Goodwill represents the future economic benefits from assets that cannot be individually identified and separately recognized. Goodwill is not amortized but is submitted to impairment analysis. Any impaired goodwill is written off.

Goodwill is allocated to one or more cash-generating units expected to benefit from the synergies arising from business combinations. The cash-generating units represent the Group's business and/or geographical segments as managed internally by its directors.

The cash-generating units to which goodwill has been allocated are tested for impairment based on the carrying amount of the unit including the allocated goodwill. Such testing is performed at least annually and whenever there is an indication of impairment.

For the purpose of determining the impairment of a cash-generating unit to which goodwill has been allocated, the carrying amount of that unit, adjusted by the theoretical amount of the goodwill attributable to the minority interest, shall be compared with its recoverable amount. The resulting loss shall be apportioned by reducing, firstly, the carrying amount of the goodwill allocated to that unit and, secondly, if there are still impairment losses remaining to be recognized, the carrying amount of the rest of the assets. This shall be done by allocating the remaining loss in proportion to the carrying amount of each of the assets in the unit. It will be taken into account that no impairment of goodwill attributable to the minority interest may be recognized, In any case, impairment losses on goodwill can never be reversed.

Pension commitments and other commitments to employees

Pension and post-retirement benefit costs and credits are based on actuarial calculations. Inherent in these calculations are assumptions including discount rates, rate of salary increase and expected return on

plan assets. Changes in pension and post-retirement costs may occur in the future as a consequence of changes in interest rates, expected return on assets or other assumptions. See Note 2.2.e and Note 29 to the Consolidated Financial Statements, which contains a summary of our significant accounting policies.

Allowance for loan losses

Our loan loss reserve is intended to cover losses in connection with substandard loans (including risks and other losses relating to certain performing loans and operations). As we describe in Note 2.2.b.4 to the Consolidated Financial Statements, a loan is considered to be an impaired or substandard loan—and therefore its carrying amount is adjusted to reflect the effect of its impairment—when there is objective evidence that events have occurred which, in the case of loans, give rise to a negative impact on the future cash flows that were estimated at the time the transaction was arranged.

As a general rule, the carrying amount of an impaired loan is adjusted with a charge to the consolidated income statement for the year in which the impairment becomes known, and the recoveries of previously recognized impairment losses are recognized in the consolidated income statement for the year in which the impairment is reversed or reduced.

The amount of the impairment losses incurred on these instruments relates to the positive difference between their respective carrying amounts and the present values of their expected future cash flows. The following is to be taken into consideration when estimating the future cash flows:

- all the amounts that are expected to be obtained over the residual life of the instrument, including, where appropriate, those which may result from the guarantees provided for the instrument (after deducting the costs required for foreclosure and subsequent sale);
- the various types of risk to which each instrument is subject; and
- the circumstances in which collections will foreseeably be made.

These cash flows are subsequently discounted using the instrument's effective interest rate (if its contractual rate is fixed) or the effective contractual interest rate at the discount date (if it is variable).

The possible impairment losses on these assets are determined:

- individually, for all significant loans and for those which, although not significant, cannot be classified in homogenous groups of instruments of similar characteristics, i.e., by instrument type, debtor's industry and geographical location, type of guarantee, age of past-due amounts, etc.; or
- collectively, in all other cases.

Criteria for determining impairment losses resulting from materialization of the insolvency risk of the obligors have been established. Under these criteria, a loan is impaired due to insolvency:

- when there is evidence of a deterioration of the obligor's ability to pay, either because it is in arrears or for other reasons; and/or
- when country risk materializes; country risk is considered to be the risk associated with debtors resident in a given country due to circumstances other than normal commercial risk.

Similarly, different classifications of transactions have been established on the basis of the nature of the obligors, the conditions of the countries in which they reside, transaction status, type of associated guarantees, and time in arrears. For each of these risk groups minimum impairment losses (**"identified losses"**) that must be recognized in the financial statements of consolidated entities are established by BBVA.

In addition to the recognition of identified losses, provisioning, for the losses inherent in loans not measured at fair value through profit or loss and in contingent risks classified as standard is recognized taking into account the historical experience of impairment and the other circumstances known at the time of the assessment. For these purposes, inherent losses are the losses incurred at the date of the financial statements, calculated using statistical procedures, that have not been allocated to specific transactions.

The Group has implemented a methodology which complies with EU-IFRS required to be applied by Bank of Spain under its Circular 4/2004 and is consistent with ~~by the Bank of Spain~~ its requirements related to the determination of the level of provisions required to cover inherent losses. The

aforementioned methodology takes as the first step the classification of portfolios considered as normal risk (debt instruments not valued at their fair value with changes in the income statement, as with contingent risks and contingent commitments). Once the portfolios have been classified in the aforementioned groups, the Bank of Spain, based on its experience and the information available to it with respect to the Spanish banking sector, has determined the method and amount of the parameters that entities should apply in the calculation of the provisions for inherent losses in debt instruments and contingent risks classified as normal risk.

The Group estimates the provisions to be made to create these allowances using models based on our own credit loss experience and management's estimates of future credit losses. The Group has developed internal risk models, based on historical information available for each country and type of risk (homogenous portfolios). For a discussion of our credit risk management system, see "Item 11. Quantitative and Qualitative Disclosures about Market Risk". These models produce a range of results that comprises the level of provisions that we arrive at using the model established by the Bank of Spain as explained above. These internal models may be applied in future periods but are subject to local regulatory review (the Bank of Spain). In order for each internal model to be considered valid by the local regulator, the calculation should be methodologically correct, and be supported by historical information which covers at least one complete economic cycle and stored in databases which are consistent with information that has been audited by both the Group's internal audit function.

The development of the internal model has led to the introduction of databases that can be used to accurately estimate the risk parameters required in the calculation of capital and expected loss, following best practices in the market and the guidelines of the New Capital Accord (Basel II).

Although there should be no substantial difference in the calculation of loan allowances between EU-IFRS required to be applied by Bank of Spain under its Circular 4/2004 and U.S. GAAP, the Bank has included in the reconciliation of stockholders' equity and net income a difference between ~~EU-IFRS and U.S.~~ both GAAP related to the determination of allowance losses not allocated to specific loans. According to U.S. GAAP, the loan loss allowance should represent the best estimate of probable losses in possible scenarios. Under EU-IFRS required to be applied by Bank of Spain under its Circular 4/2004, the Bank has additionally applied the statistical percentages obtained from historical trends as determined by the Bank of Spain's guidance. As a result, the loan allowances not allocated to specific loans, as determined by using this method, are higher than those meeting the requirements of U.S. GAAP, being the amounts determined under both generally accepted accounting principles within the range of possible estimated losses calculated internally by the Group.

The estimates of the portfolio's inherent risks and overall recovery vary with changes in the economy, individual industries, countries and individual borrowers' or counterparties' ability and willingness to repay their obligations. The degree to which any particular assumption affects the allowance for credit losses depends on the severity of the change and its relationship to the other assumptions.

Key judgments used in determining the allowance for loan losses include: (i) risk ratings for pools of commercial loans and leases; (ii) market and collateral values and discount rates for individually evaluated loans; (iii) product type classifications for consumer and commercial loans and leases; (iv) loss rates used for consumer and commercial loans and leases; (v) adjustments made to assess current events and conditions; (vi) considerations regarding domestic, global and individual countries economic uncertainty; and (vii) overall credit conditions.

1.2. BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

Under Regulation (EC) no 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards previously adopted by the European Union ("EU-IFRSs"). The Bank of Spain issued Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats ("the Circular"), which requires Spanish credit institutions to adapt their accounting system to the principles derived from the adoption by the European Union of EU-IFRS. Therefore, the Group is required to prepare its consolidated financial statements for the year ended December 31, 2006 in conformity with EU-IFRS required to be applied by Bank of Spain under its Circular 4/2004.

Under IFRS financial institutions that have entity specific historical loss experience should evaluate impairment in future cash flows in a group of financial assets on the basis of such historical loss experience for assets with similar credit risk characteristics. The Group has entity specific loss experience. In applying EU-IFRS required to be applied by the Circular in our consolidated financial statements we must follow the methodology developed by the Bank of Spain in relation to allowances for loan losses based on historical statistical data relating to the entire Spanish financial system (peer group) until such time as the Bank of Spain has reviewed and verified our internal risk models (see Note 2.2.b.4). The Bank of Spain has allowed us to use our internal risk models with respect to the loan portfolio of our wholly-owned subsidiary, Bancomer. Once the Bank of Spain has completed its review and verification and considered whether our historical information is adequate, we expect to be allowed to use our internal models for our entire loan portfolio, but we cannot predict whether the Bank of Spain will require any modifications to such models.

The BBVA Group's consolidated financial statements for 2006 were prepared by the Bank's directors (at the Board Meeting on February 12, 2007) in accordance with EU-IFRS required to be applied by the Circular, and by applying the basis of consolidation, accounting policies and measurement bases described in Note 2, so that they present fairly the Group's equity and financial position at 31 December 2006, and the results of its operations, the changes in consolidated equity and the consolidated cash flows in 2006. These consolidated financial statements were prepared on the basis of the accounting records kept by the Bank and by each of the other Group companies and include the adjustments and reclassifications required to unify the accounting policies and measurement bases used by the Group (Note 2.2).

All accounting policies and measurement bases with a significant effect on the consolidated financial statements were applied in their preparation.

62. DIFFERENCES BETWEEN EU-IFRS REQUIRED TO BE APPLIED BY THE BANK OF SPAIN UNDER ITS CIRCULAR 4/2004 AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND OTHER REQUIRED DISCLOSURES.

As described in Note 1, the accompanying Consolidated Financial Statements of the BBVA Group are presented in the formats stipulated by the Bank of Spain Circulars and were prepared by applying EU-IFRS required to be applied by the Bank of Spain under its Circular 4/2004. Such formats and accounting principles vary in certain respects from those generally accepted in the United States ("U.S. GAAP").

Following is a summary of the main differences between EU-IFRS required to be applied by the Bank of Spain under its Circular 4/2004 and U.S. generally accepted accounting principles:

- Net income and Stockholders' Equity reconciliation to U.S. GAAP A
- Consolidated Financial Statements B
- Additional information required by U.S. GAAP C

The preparation of these Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts and allocations of assets and liabilities and disclosures of contingent assets and liabilities and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimated but any difference should not be material.

IFRS 1 *First-time adoption* with a number of exemptions and exceptions from full retrospective application (see Appendix VI). Net income, stockholders' equity and the reconciliation to U.S. GAAP shown below would have been different if EU-IFRS required to be applied by the Bank of Spain under its Circular 4/2004 had been applied fully retrospectively.

RIDER PAGE 2

Accounting Principles Affecting 2006, 2005 and 2004

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of 19 July 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their Consolidated Financial Statements for the years beginning on or after January 1, 2005 in conformity with EU-IFRS. The Bank of Spain issued Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats ("the Circular"), which requires Spanish credit institutions to adapt their accounting system to the principles derived from the adoption by the European Union of EU-IFRS. Therefore, the Group is required to prepare its Consolidated Financial Statements for the year ended December 31, 2006 (together with comparative financial information for the years ended December 31, 2005 and 2004) in conformity with the EU-IFRS required to be applied by Bank of Spain under its Circular 4/2004.

Under IFRS financial institutions that have entity specific historical loss experience should evaluate impairment in future cash flows in a group of financial assets on the basis of such historical loss experience for assets with similar credit risk characteristics. The Group has entity specific loss experience. In applying EU-IFRS required to be applied by the Circular in our consolidated financial statements we must follow the methodology developed by the Bank of Spain in relation to allowances for loan losses based on historical statistical data relating to the entire Spanish financial system (peer group) until such time as the Bank of Spain has reviewed and verified our internal risk models (see Note 2.2.b.4). The Bank of Spain has allowed us to use our internal risk models with respect to the loan portfolio of our wholly-owned subsidiary, Bancomer. Once the Bank of Spain has completed its review and verification and considered whether our historical information is adequate, we expect to be allowed to use our internal models for our entire loan portfolio, but we cannot predict whether the Bank of Spain will require any modifications to such models.

Consistent with our past practice, we use our internal risk models for US GAAP purposes. As a result, there is an adjustment in the reconciliation to US GAAP in order to reflect in net income the reversal of the provisions recorded in each year and in stockholder's equity the excess of the accumulated allowance for loan losses. Note 62.7 to our Consolidated Financial Statements provides additional information about this reconciliation.

EU-IFRS required to be applied by Bank of Spain under its Circular 4/2004 differs in certain significant respects from Spanish GAAP applicable to the years 2003 and 2002. As a result, our financial information presented under EU-IFRS required to be applied by the Circular is not directly comparable to our financial information presented with respect to previous years under Spanish GAAP, and readers should avoid such a comparison. For quantitative information regarding the adjustments required to reconcile our Spanish GAAP financial information to EU-IFRS required to be applied by Bank of Spain under its Circular 4/2004, see Appendix VI to the Consolidated Financial Statements.

See Note 62 to our Consolidated Financial Statements for a quantitative reconciliation of profit for the year and stockholders' equity from EU-IFRS required to be applied by the Circular to generally accepted accounting principles in the United States ("U.S. GAAP").

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Material Differences between U.S. GAAP and EU-IFRS required to be applied by the Bank of Spain under its Circular 4/2004

As of December 31, 2006, 2005 and 2004, our Consolidated Financial Statements have been prepared in accordance with EU-IFRS required to be applied by the Bank of Spain under its Circular 4/2004, which differ in certain respects from U.S. GAAP. The tables included in Note 62 to our Consolidated Financial Statements give the effect that application of U.S. GAAP would have on income for the year and stockholders' equity as reported under EU-IFRS required to be applied by the Bank of Spain under its Circular 4/2004.

The transition of the Group's Consolidated Financial Statements to EU-IFRS required to be applied by the Bank of Spain under its Circular 4/2004 has been carried out by applying IFRS 1: First-Time Adoption of International Financial Reporting Standards ("**IFRS 1**"); as January 1, 2004 was the beginning of the earliest period presented for comparative purposes under the new accounting standards. This date is considered as the date of transition to EU-IFRS required to be applied by the Bank of Spain under its Circular 4/2004.

As a general rule, the EU-IFRS required to be applied by the Bank of Spain under its Circular 4/2004 in force at December 31, 2006 must be applied retrospectively to prepare an opening balance sheet at the date of transition and all following periods. IFRS 1 provides for certain exemptions from full retrospective application of EU-IFRS required to be applied by the Bank of Spain under its Circular 4/2004 in the opening balance sheet. The main exemptions are disclosed in Appendix VI to our Consolidated Financial Statements.

Reconciliation to U.S. GAAP

As of December 31, 2006, 2005 and 2004, stockholders' equity under EU-IFRS required to be applied by the Bank of Spain under its Circular 4/2004 were €21,550 million, €16,330 million and €13,068, respectively.

As of December 31, 2006, 2005 and 2004, stockholders' equity under U.S. GAAP would have been €30,461 million, €25,375 million and €23,465, respectively.

The increase in stockholders' equity under U.S. GAAP as of December 31, 2006, December 31, 2005 and December 31, 2004 as compared with stockholders' equity under EU-IFRS required to be applied by the Bank of Spain under its Circular 4/2004 at each of those dates is principally due to the goodwill that arose from the business combinations with Argentaria (2000) and Bancomer (2004). See Note 62 to our Consolidated Financial Statements.

As of December 31, 2006, 2005 and 2004, to income attributed to the Group under EU-IFRS required to be applied by the Bank of Spain under its Circular 4/2004 were €4,735 million, €3,806 million and €2,923, respectively.

As of December 31, 2006, 2005 and 2004, net income under U.S. GAAP would have been €4,972 million, €2,018 million and €3,095 , respectively.

The differences in net income in 2006 under U.S. GAAP as compared with income attributed to the Group for the year in 2006 under EU-IFRS required to be applied by the Bank of Spain under its Circular 4/2004 are principally due to the following reconciliation items: "loans adjustments" and "accounting of goodwill." The decrease in net income in 2005 between both GAAP is principally due to in the first adoption of EU-IFRS required to be applied by the Bank of Spain under its Circular 4/2004 we have taken certain charges to stockholders' equity as of January 1, 2004, while under U.S. GAAP we have taken these charges to stockholders' equity as of January 1, 2005. See Note 62 to our Consolidated Financial Statements.

See Note 62 to our Consolidated Financial Statements for a quantitative reconciliation of net income and stockholders' equity to U.S. GAAP.

EU-IFRS required to be applied by the Bank of Spain under its Circular 4/2004

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006

1. INTRODUCTION, BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS AND OTHER INFORMATION

1.1. INTRODUCTION

Banco Bilbao Vizcaya Argentaria, S.A. ("the Bank" or "BBVA") is a private-law entity governed by the rules and regulations applicable to banks operating in Spain. The Bank leads its business through branches and offices located throughout Spain and abroad.

The bylaws of association and other public information on the Bank can be consulted both at its registered office (Plaza San Nicolás, 4, Bilbao) and on its official website, www.bbva.com.

In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries, jointly controlled entities and associates that engage in various business activities and which compose, together with the Bank, the Banco Bilbao Vizcaya Argentaria Group ("the Group" or "BBVA Group"). Therefore, the Bank is obliged to prepare, in addition to its own financial statements, the Group's consolidated financial statements.

As of December 31, 2006 the Group was composed by 304 entities that were fully consolidated, 6 were consolidated by the proportionate method and 58 entities accounted for using the equity method (Notes 4 and 18 and appendix I to III of the present consolidated financial statements).

The Group's consolidated financial statements for 2005 were approved by the shareholders at the Bank's Annual General Meeting on March 18, 2006.

The 2006 consolidated financial statements of the Group and the 2006 financial statements of the Bank and of substantially all the Group companies have not yet been approved by their shareholders at the respective Annual General Meetings. However, the Bank's Board of Directors considers that the aforementioned financial statements will be approved without any changes.

1.2. BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

Under Regulation (EC) no 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards previously adopted by the European Union ("EU-IFRSs"). Therefore, the Group is required to prepare its consolidated financial statements for the year ended December 31, 2006 in conformity with EU-IFRSs.

In order to adapt the accounting system of Spanish credit institutions to the new standards, the Bank of Spain issued Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats.

The BBVA Group's consolidated financial statements for 2006 were prepared by the Bank's directors (at the Board Meeting on February 12, 2007) in accordance with EU-IFRSs, taking into account best practices of Bank of Spain Circular 4/2004, and by applying the basis of consolidation, accounting policies and measurement bases described in Note 2, so that they present fairly the Group's equity and financial position at 31 December 2006, and the results of its operations, the changes in consolidated equity and the consolidated cash flows in 2006. These consolidated financial statements were prepared on the basis of the accounting records kept by the Bank and by each of the other Group companies and include the adjustments and reclassifications required to unify the accounting policies and measurement bases used by the Group (Note 2.2).

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All accounting policies [redacted] applied in their [redacted]

1.3. COMPARATIVE INFORMATION

The information relating to 2005 and 2004 contained in these notes to the consolidated financial statements is presented, solely for comparison purposes, with information relating to 2006 and, accordingly, it does not constitute the Group's statutory consolidated financial statements for 2005 and 2004.

The consolidated financial statements for the year ended December 31, 2005 were the first to have been prepared in accordance with [redacted]; these standards entail, with respect to the rules in force (Bank of Spain Circular 4/1991) when the Group's consolidated financial statements for 2004 were prepared, significant changes in the accounting policies, measurement bases and presentation of the financial statements making up the annual financial statements. The main effects of the adaptation to [redacted] are explained in Note 3 and Appendix VI.

1.4. RESPONSIBILITY FOR THE INFORMATION AND FOR THE ESTIMATES MADE

The information in these BBVA Group consolidated financial statements is the responsibility of the Group's directors. In preparing these consolidated financial statements estimates were occasionally made by the Bank and the consolidated companies in order to quantify certain of the assets, liabilities, income, expenses and commitments reported herein. These estimates relate mainly to the following:

- The impairment losses on certain financial assets (Notes 13, 14, 15 y 18).
- The assumptions used in the actuarial calculation of the post-employment benefit liabilities and commitments (Note 29).
- The useful life of tangible and intangible assets (Notes 20 and 21).
- The measurement of goodwill arising on consolidation (Notes 18 and 21).
- The fair value of certain unquoted assets (Note 13).

Although these estimates were made on the basis of the best information available as of December 31, 2006 on the events analysed, events that take place in the future might make it necessary to change these estimates (upwards or downwards) in coming years.

1.5. ENVIRONMENTAL IMPACT

As of December 31, 2006 the Group's consolidated financial statements did not disclose any item that should be included in the environmental information document envisaged in the related Ministry of the Economy Order dated October 8, 2001.

1.6. DETAIL OF AGENTS OF CREDIT INSTITUTIONS

The detail of BBVA agents required pursuant to Article 22 of Royal Decree 1245/1995 of 14 July of the Ministry of Economy and Finance is disclosed in the BBVA financial statements for the year ended December 31, 2006.

1.7. REPORT ON THE ACTIVITY OF THE CUSTOMER CARE DEPARTMENT AND THE CUSTOMER OMBUDSMAN

The report on the activity of the Customer Care Department and the Customer Ombudsman required pursuant to Article 17 of Ministry of Economy and Finance Order ECO/734/2004 of 11 March is included in the management report accompanying these consolidated financial statements.

1.8. CAPITAL RATIOS

Law 13/1992 of June 1, 1992 and Bank of Spain Circular 5/1993 and subsequent amendments thereto regulate the minimum capital requirements for Spanish credit institutions – both as individual entities and as consolidated groups – and the manner in which these capital requirements are to be calculated.

As of December 31, 2006, 2005 and 2004 the Group's qualifying capital exceeded the minimum required under the aforementioned legislation (Note 36).

EU-IFRS required to be applied by the Bank of Spain under its Circular 4/2004

2. BASIS OF CONSOLIDATION, ACCOUNTING POLICIES AND MEASUREMENT BASES APPLIED

2.1. BASIS OF CONSOLIDATION

a) SUBSIDIARIES

The parent company subsidiaries are included in the BBVA Group consolidated financial statements using the full consolidation method. "Subsidiaries" are defined as entities over which the Group has the capacity to exercise control, taken to be the power to govern the financial and operating policies of an entity so as to obtain profits from its activities, is, in general but not exclusively, presumed to exist when the parent company owns directly or indirectly, more than half of the voting power of the investee or, even if this percentage is lower or zero, when, for example, there are agreements with other shareholders of the investee that give the Group control.

In this connection, there are several companies forming part of the BBVA Banco Continental (Peru) Group which, although less than 50% owned by the Group, are fully consolidated because the agreements entered into with the other shareholders give the Group effective control. Similarly, Banco Provincial Overseas, N.V. is fully consolidated since the Group has effective control due to its 48% ownership interest in Inversiones Banpro International Inc. N.V., which it owns 100% of Banco Provincial Overseas N.V.

For the mentioned entities, the percentage of ownership and voting rights of the Group is as follows as of December 31, 2006:

COMPANY	% Voting Rights	% Ownership
Banco Continental, S.A.	92.08	46.04
Continental Bolsa, Sociedad Agente de Bolsa, S.A.	100	46.04
Continental Sociedad Titulizadora, S.A.	100	46.04
Continental S.A. Sociedad Administradora de Fondos	100	46.04
Inmuebles y Recuperaciones Continental, S.A.	100	46.04
Banco Provincial Overseas N.V.	100	48.01

The financial statements of the subsidiaries are fully consolidated with those of the Bank. Accordingly, all material balances and effects of the transactions between consolidated companies were eliminated on consolidation. Since the accounting policies and measurement bases used in preparing the Group's consolidated financial statements as of December 31, 2006 may differ from those used by certain Group companies, the required adjustments and reclassifications were made on consolidation to unify the policies and bases used and to make them compliant with [redacted]

The share of third parties in the Group's equity is presented under the heading "Minority Interests" in the consolidated balance sheet and their share in the profit or loss for the year is presented under the heading "Income Attributed to Minority Interests" in the consolidated income statement (Note 30).

The results of subsidiaries acquired during the year are included in the consolidated income statement from the date of acquisition to year-end, similarly, the results of subsidiaries disposed of during the year are included in the consolidated income statement from the beginning of the year to the date of disposal.

Note 4 contains information on the most significant investments and divestments in subsidiaries that took place in 2006, 2005 and 2004.

Appendix I includes the most significant information on these companies.

There are

b) JOINTLY CONTROLLED ENTITIES

A "Jointly controlled entity" is defined as an entity that, although not been subsidiary, is controlled jointly by two or more unrelated entities ("ventures") that, following the definition of "joint ventures", are bound by a contractual agreement to take on an economic activity by sharing the strategic management tasks (both financial and operational) of the "jointly controlled entity" in order to benefit from its operations. All the strategic financial and operating decisions require the unanimous consent of the ventures.

[redacted] two methods for the recognition of jointly controlled entities: the equity method and the proportionate consolidation method. Under the proportionate consolidation method, the aggregation of balances and subsequent eliminations are only made in proportion to the Group's ownership interest in the capital of these entities. The assets and liabilities assigned by the Group to jointly controlled operations and the Group's share of the jointly controlled assets are recognised in the consolidated balance sheet classified according to their specific nature. Similarly, the Group's share of the income and expenses of joint ventures is recognised in the consolidated income statement on the basis of their nature. As of December 31, 2006 this method was applied to the following entities: Holding de Participaciones Industriales 2000, S.A., PSA Finance Argentina Compañía Financiera, S.A., Ecasa, S.A., Forum Distribuidora, S.A., Darby – BBVA Latin American Investors, Ltd. and Forum Servicios Financieros, S.A.

EU-IFRS required to be applied by the Bank of Spain under its Circular 4/2004

Since the accounting policies and measurement bases used in preparing the Group's consolidated financial statements as of December 31, 2006 may differ from those used by certain Group companies, the required adjustments and reclassifications were made on consolidation to unify the policies and bases used and to make them compliant with [redacted]

Appendix II includes the most significant information on these companies.

The Group opted to value its ownership interests in certain jointly controlled entities using the equity method, since it considered that this better reflected the financial situation of these holdings. The joint ventures that the Group accounted for using the equity method as of December 31, 2006, are listed in Appendix III.

Had these entities been proportionately consolidated, the Group's total assets as of December 31, 2006, 2005 and 2004, would have increased by approximately €1,017,007 thousand, €777,699 thousand and €727,679 thousand, respectively; this decision did not have a material economic impact on the items in the consolidates income statements for 2006, 2005 and 2004.

c) Associates

"Associates" are defined as entities over which the Group is in a position to exercise significant influence, but not control. Significant influence is presumed to exist when the Group owns directly or indirectly 20% or more of the voting power of the investee.

However, certain entities in which the Group owns 20% or more of the voting rights are not included as Group associates, since it is considered that the Group does not have the capacity to exercise significant influence over these entities. The investments in these entities, which do not represent material amounts for the Group, are classified as available-for-sale investments.

Investments in associates are accounted for using the equity method, i.e. at the Group's share of net assets of the investee, after taking into account the dividends received there from and other equity eliminations.

Since the accounting policies and measurement bases used in preparing the Group's consolidated financial statements as of December 31, 2006 may differ from those used by certain associates, the required adjustments and reclassifications were made on consolidation to unify the policies and bases used and to make them compliant with [redacted]

Appendix III contains significant information on the associates.

d) INFORMATION ABOUT ASSOCIATES AND JOINTLY CONTROLLED ENTITIES BY THE PROPORTIONATE CONSOLIDATION METHOD

The following table provides significant information regarding the most relevant associates and jointly controlled entities (see Note 18 and Appendix III) as of December 31, 2006, 2005 and 2004:

	Thousands of Euros		
	2006	2005	2004
Net sales	276,329	762,674	199,479
Operating Income	317,492	158,606	331,669
Net Income	282,393	121,752	274,363
Current Assets	780,313	2,251,259	7,446,924
Non-current Assets	432,748	11,815,458	12,557,183
Current Liabilities	238,033	1,543,243	5,742,964
Non-current Liabilities	975,029	12,528,475	14,261,143

(*) Non audited information

2.2. ACCOUNTING POLICIES AND MEASUREMENT BASES APPLIED

The accounting policies and measurement bases used in preparing these consolidated financial statements were as follows:

a) Fair value

The fair value of an asset or a liability on a given date is taken to be the amount for which it could be bought or sold on that date by two knowledgeable, independent parties in an arm's length transaction acting prudently. The most objective and common reference for the fair value of an asset or a liability is the price that would be paid for it on an organised, transparent and deep market ("quoted price" or "market price").

EU-IFRS required to be applied by the Bank of Spain under its Circular 4/2004

Of the foreign currency balances shown in the table above, approximately 64% of the assets and liabilities relate to transactions in Mexican pesos and US dollars.

g) ENTITIES AND BRANCHES LOCATED IN COUNTRIES WITH HYPERINFLATIONARY ECONOMIES

None of the functional currencies of the consolidated subsidiaries and associates and their branches located abroad relate to hyperinflationary economies [redacted]. Accordingly, as of December 31, 2006, 2005 and 2004 it was not necessary to adjust the financial statements of any of the consolidated subsidiaries or associates to correct for the effect of inflation.

h) NON-CURRENT ASSETS HELD FOR SALE AND LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE

The heading "Non-current Assets Held for Sale" reflects the carrying amount of the assets – composing a "disposal group" or forming part of a business unit that the Group intends to sell ("discontinued operations") – which will very probably be sold in their current condition within one year from the date of the consolidated financial statements. Therefore, the carrying amount of these assets – which can be financial or non-financial – will foreseeably be recovered through the price obtained on their sale.

Specifically, the assets received by the consolidated entities from their debtors in full or part settlement of the debtors' payment obligations (foreclosed assets) are treated as non-current assets held for sale, unless the consolidated entities have decided to make continuing use of these assets.

Symmetrically, the heading "Liabilities Associated with Non-current Assets Held for Sale" reflects the balances payable arising on disposal groups and discontinued operations.

i) SALES AND INCOME FROM THE PROVISION OF NON-FINANCIAL SERVICES

This heading shows the carrying amount of the sales of assets and income from the services provided by the consolidated Group companies that are not financial institutions. In the case of the Group, these companies are mainly real estate and services companies.

j) INSURANCE AND REINSURANCE CONTRACTS

In accordance with standard accounting practice in the insurance industry, the consolidated insurance entities credit to the income statement the amounts of the premiums written and charge to income the cost of the claims incurred on final settlement thereof. Insurance entities are therefore required to accrue at year-end the unearned revenues credited to their income statements and the accrued costs not charged to income.

The most significant accruals recorded by the consolidated entities in relation to direct insurance contracts arranged by them relate to the following (Note 27):

Mathematical provisions, which include:

- Life insurance provisions: these represent the value of the life insurance obligations of the insurance companies at year-end, net of the obligations of the policyholder.
- Non-life insurance provisions: provisions for unearned premiums. These provisions are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums accrued in the year that has to be allocated to the period from the reporting date to the end of the policy period.

Provision for claims: this reflects the total amount of the obligations outstanding arising from claims incurred prior to the reporting date. The insurance companies calculate this provision as the difference between the total estimated or certain cost of the claims not yet reported, settled or paid, and the total amounts already paid in relation to these claims.

Provisions for unexpired risks and other provisions, which include:

- Non-life insurance provisions – unexpired risks: the provision for unexpired risks supplements the provision for unearned premiums by the amount by which that provision is not sufficient to reflect the assessed risks and expenses to be covered by the insurance companies in the policy period not elapsed at year-end.

It is required

u) EQUITY-SETTLED SHARE-BASED PAYMENT TRANSACTIONS

Equity-settled share-based payment transactions, when the instruments granted do not vest until the counterparty completes a specified period of service, shall be accounted for those services as they are rendered by the counterparty during the vesting period, with a corresponding increase in equity. The entity shall measure the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the entity cannot estimate reliably the fair value of the goods or services received, the entity shall measure their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted, at grant date.

Market conditions shall be taken into account when estimating the fair value of the equity instruments granted, thus, their evolution will not be reflected on the profit and loss account. Vesting conditions, other than market conditions, shall not be taken into account when estimating the fair value of the shares at the measurement date. Instead, vesting conditions shall be taken into account by adjusting the number of equity instruments included in the measurement of the transaction amount so that, ultimately, the amount recognised for goods or services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest. As a consequence the effect of vesting conditions other than market conditions, will be recognized on the profit and loss account with the corresponding increase in equity.

v) ACQUIRE OF SHARES WITH DISCOUNT

In the last quarter of 2005, certain Group companies implemented a corporate programme for its permanent employees to enable them to acquire, with a 10% discount, shares of Banco Bilbao Vizcaya Argentaria, S.A. The total number of shares acquired in 2005 as part of this programme amounted to 2.5 million at a market price of €14.68 per share. The possibility of financing the acquisition through a personal loan was offered to the employees. The unamortised balance of the financing granted to employees amounted to €23,722 thousand as of December 31, 2006. Additionally, in 2006 a new phase of this corporate programme has been developed, this time without the possibility of financing for the acquisition of the shares. The total number of shares acquired in this second phase amounted to 578,333.

The total cost of this programme is charged to the heading "Personnel expenses" of the consolidated income statement.

w) TERMINATION BENEFITS

Termination benefits must be recognised when the company is committed to severing its contractual relationship with its employees and, to this end, has a formal detailed redundancy plan. There were no redundancy plans, so it is not necessary to recognise a provision for this issue.

3. RECONCILIATION OF THE CLOSING BALANCES FOR 2003 AND 2004 TO THE OPENING BALANCES FOR 2004 AND 2005

[redacted] that the first consolidated financial statements prepared in accordance with [redacted] include a reconciliation of the closing balances for the immediately preceding year to the opening balances for the year to which these financial statements refer.

The reconciliation of the balances in the consolidated balance sheets and consolidated income statements is shown in Appendixes VI. The definition of certain terms used therein is as follows:

2003 closing: the balances as of December 31, 2003 in accordance with the standards in force at that date (Bank of Spain Circular 4/1991) applying, as a general rule, the basis of presentation envisaged under the new standards.

2004 opening: the balances resulting from considering the effect on the closing balances for the preceding year of the adjustments and reclassifications made under the new standards in force since January 1.

2004 closing: the balances as of December 31, 2004 in accordance with Bank of Spain Circular 4/1991 in force at that date applying, as a general rule, the basis of presentation envisaged under the new standards.

2005 opening: the balances resulting from considering the effect on the closing balances for the preceding year of the adjustments and reclassifications made under the new standards in force.

2004 re-stated balances: balances of year 2004 in accordance with new standards.

4. BANCO BILBAO VIZCAYA ARGENTARIA GROUP

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) is the Group's parent company. Its individual financial statements are prepared on the basis of the accounting policies and methods contained in Bank of Spain Circular 4/2004. (See Note 1.2)

EU-IFRS required to be applied by the Bank of Spain under its Circular 4/2004

62. DIFFERENCES BETWEEN [redacted] AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND OTHER REQUIRED DISCLOSURES.

As described in Note 1, the accompanying Consolidated Financial Statements of the BBVA Group are presented in the formats stipulated by the Bank of Spain Circulars and were prepared by applying [redacted]. Such formats and accounting principles vary in certain respects from those generally accepted in the United States ("U.S. GAAP"). [redacted]

Following is a summary of the main differences between [redacted] and U.S. generally accepted accounting principles:

- Net income and Stockholders' Equity reconciliation [redacted] U.S. GAAP — A
- Consolidated Financial Statements — B
- Additional information required by U.S. GAAP — C

to

The preparation of these Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts and allocations of assets and liabilities and disclosures of contingent assets and liabilities and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimated but any difference should not be material.

IFRS 1 *First-time adoption* provides ~~first-time adopters of IFRS~~ with a number of exemptions and exceptions from full retrospective application (see Appendix VI). Net income ~~and~~ stockholders' equity ~~under IFRS~~ and the ~~reconciliation~~ to U.S. GAAP shown below would have been different if [redacted] had been applied fully retrospectively.

reconciliation

A) NET INCOME AND STOCKHOLDERS' EQUITY RECONCILIATION BETWEEN IFRS AND U.S. GAAP.

Accounting practices used by the Bank in preparing the Consolidated Financial Statements conform to [redacted], but do not conform to U.S. GAAP. A summarized reconciliation of stockholders' equity as of December 31, 2006, 2005 and 2004 and net income for the years 2006, 2005 and 2004 to U.S. GAAP is set forth below.

The following tables set forth the adjustments to consolidated net income and to consolidated stockholders' equity which would be required if U.S. GAAP had been applied to the accompanying Consolidated Financial Statements:

	Item #	Increase (Decrease) Year Ended December 31, 2006	2005 Previously reported	2005 Restated (*)	2004
			(Thousands of Euros, except per share data)		
NET INCOME					
Profit for the year under IFRS (**)		4,971,035	4,070,572	4,070,572	3,108,209
Income attributed to the minority interest under IFRS (**)		(235,156)	(264,147)	(264,147)	(185,613)
Income attributed to the Group under IFRS (*)		4,735,879	3,806,425	3,806,425	2,922,596
Adjustments to conform to U.S. GAAP:					
Business combination with Argentaria	1	(22,219)	(33,836)	(33,836)	(18,868)
Valuation of assets	2	(851)	(2,450)	(2,453)	20,414
Valuation of financial instruments	3	74,370	26,902	26,902	247,935
Accounting of goodwill	4	(346,596)	(478,450)	(478,450)	(316,215)
Translation of financial statements in high-inflation countries	5	—	—	—	—
Impact of SFAS 133	6	17,016	(99,551)	(99,551)	(69,344)
Loans adjustments	7	445,428	(303,277)	(303,277)	196,940
Intangible assets	8	—	(147,955)	(147,955)	93,679
Tax effect of U.S. GAAP adjustments and deferred taxation under SFAS 109	9	68,665	694,230	988,092	11,908
Pension plan cost	10	—	—	(892,688)	—
Net Income in accordance with U.S. GAAP before changes in accounting principles		4,971,692	3,462,035	2,863,209	3,089,046

(*)

EU-IFRS required to be applied by the Bank of Spain under its Circular 4/2004

END